Exhibit 99.1

SilverCrest Continues to Expand Santa Elena Deposit;
Another New Discovery and More High Grade Intercepts,
25.8m @ 1.24 gpt Au and 187.6 gpt Ag including
1.9m @ 2.34 gpt Au and 1,281.9 gpt Ag

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – February 26, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce results of further delineation drilling at the Santa Elena Mine in Sonora, Mexico. One hundred and eleven holes of a revised planned 114 holes have been completed to re-categorize Indicated and Inferred Resources to Probable Reserves and expand current underground Resources (see attached Figure). This drill program continues to be extremely successful and several of the most recent holes have identified additional bonanza grade (as defined below) intercepts and two new zones (El Cholugo and El Cholugo Dos) that lie below and are sub-parallel to the Main Mineralized Zone currently being mined. All holes included in this program will assist with resource confirmation and reclassification, the results of which will be included in the upcoming Pre-Feasibility Study for the Santa Elena Expansion Project.

J. Scott Drever, President stated; “This delineation drill program has been immensely successful. We have drilled the known portion of the deposit at 35 to 40 metre centres, the Main Mineralized Zone has been extended by approximately 300 metres beyond our current resource boundary and we have identified two new sub-parallel zones, El Cholugo and El Cholugo Dos. We are eagerly awaiting the results of the revised underground resource and reserve estimations that are intended to extend the mine life well beyond the existing 6.5 year life of the current open pit heap leach. Our underground decline has progressed beyond 1,200 metres and a number of muck bays are within 25 metres of the underground portion of the ore deposit which will allow for early development of the deposit.”

In this reported series, core holes SE-13-117, SE-13-119 and GT-12-09 have intercepted further Bonanza grades of silver (greater than 1,000 gpt Ag) ranging from 1.0 metre @ 1.50 gpt Au and 1,320 gpt Ag to 1.9 metres @ 2.34 gpt Au and 1,281.9 gpt Ag (see tables below).

Assay values in this series of holes range from 0.3 gpt to 27.2 gpt gold and 54.7 gpt to 1,320.0 gpt silver. Mineralized intervals range from 1.7 metres to 25.8 metres. All mineralized drill intercepts are near true thicknesses. The most significant assay results in this series of holes are shown in the following tables;

Main Mineralized Zone

Hole ID	From (m)	To (m)	Interval (m)	Interval (ft)		Au (opt)	Ag (gpt)	Ag (opt)
					Au (gpt)
SE-12-60	416.5	420.9	4.4	14.4	0.30	0.009	111.4	3.2
	432.6	441.7	9.1	29.8	5.60	0.163	158.0	4.6
Includes	433.6	434.6	1.0	3.3	27.20	0.793	469.0	13.7
SE-13-61	453.8	466.3	12.5	41.0	1.11	0.032	62.4	1.8
SE-12-75	439.7	447.9	8.2	26.9	2.82	0.082	107.5	3.1
Includes	442.5	444.6	2.1	6.9	6.61	0.193	204.3	6.0
SE-13-115	227.4	233.4	6.0	19.7	0.41	0.012	54.7	1.6
	247.5	256.3	8.8	28.9	0.69	0.020	56.6	1.7
SE-13-116	446.4	463.1	16.7	54.8	2.94	0.086	161.5	4.7
Includes	451.4	455.4	4.0	13.1	5.87	0.171	281.5	8.2
SE-13-117	176.0	190.0	14.0	45.9	0.98	0.029	198.6	5.8
Includes	189.0	190.0	1.0	3.3	1.50	0.044	1,320.0	38.5
SE-13-118	188.1	204.1	16.0	52.5	1.05	0.031	111.9	3.3
includes	191.8	193.5	1.7	5.2	2.49	0.073	480.2	14.0
SE-13-119	215.1	240.9	25.8	84.6	1.24	0.036	187.6	5.5
includes	230.6	232.5	1.9	6.2	2.34	0.068	1,281.9	37.4
Note: All numbers are weighted averages, uncut and rounded.

El Cholugo Zone

Hole ID	From (m)	To (m)	Interval (m)	Interval (ft)		Au (opt)	Ag (gpt)	Ag (opt)
					Au (gpt)
GT-12-09	209.3	216.6	7.3	23.9	2.73	0.080	357.9	10.4
includes	214.6	215.8	1.2	3.9	3.90	0.114	1,239.5	36.2
SE-13-115	260.3	277.4	17.1	56.1	0.65	0.019	61.3	1.8
SE-13-117	234.1	237.8	3.7	12.1	1.19	0.035	123.7	3.6
SE-13-118	284.7	286.4	1.7	5.6	2.58	0.075	155.0	4.5
SE-13-119	243.8	246.6	2.8	9.2	1.46	0.043	99.7	2.9
Note: All numbers are weighted averages, uncut and rounded.

El Cholugo Dos Zone

Hole ID	From (m)	To (m)	Interval (m)	Interval (ft)		Au (opt)	Ag (gpt)	Ag (opt)
					Au (gpt)
SE-13-117	266.3	276.8	10.5	34.4	0.78	0.023	76.7	2.2
SE-13-118	334.9	339.1	4.2	13.8	0.90	0.026	70.8	2.1
SE-13-119	291.4	292.9	1.5	14.8	4.83	0.141	72.3	2.1
Note: All numbers are weighted averages, uncut and rounded.

All sample analyses were completed by ALS Chemex in Hermosillo, Mexico and North Vancouver, BC.

Assays for Hole SE-12-60, SE-12-61, and SE-12-75 were pending in a previous news release and are now presented above. Hole GT-12-09 previously reported only the Main Mineralized Zone with the El Cholugo Zone intercept now reported above.

The El Cholugo Zone continues to expand with 5 new drill hole intercepts. The dimensions of this newly discovery zone are now approximately 200 metres long by 100 metres high and open to the west and to depth. A new parallel mineralized zone (EL Cholugo Dos) was intercepted below the El Cholugo discovery in hole SE-13-117 with 10.4 metres @ 0.78 gpt Au and 76.7 gpt Ag; hole SE-13-118 with 4.2 metres @ 0.90 gpt Au and 70.8 gpt Ag, and hole SE-13-119 with 4.5 metres @ 4.83 gpt Au and 72.3 gpt Ag. Dimensions of this new discovery are currently unknown with further drilling anticipated to test this mineralization. Both of these new zones will be easily accessible from the underground development of the adjacent Main Mineralized Zone. A series of holes are being drilled to the west of SE-13-117 to test all three zones at depth.

Several Holes reported previously (Holes SE-12-72, SE-12-73, SE-12-74, and SE-12-111) extended the strong silver and gold mineralization along the Main Mineralized Trend to the east and to depth. These intercepts are up to 200 metres beyond the boundary of current resource estimates. This area beyond previous resource boundaries is now approximately 300 metres long by 200 metres high by 5 to 10 metres thick and open to the east and to depth and will be included in the upcoming revised resource estimates. Further drilling is underway to help delineate this area of potential expansion.

Approximately 39,000 metres of drilling have been completed to date in the program to convert underground resources to reserves and expand total resources. Results for the next series of holes will be released once compilation of results is complete. Three drills are currently on site completing the in-fill program. Further expansion drilling, beyond the in-fill program, will continue in 2013. Revised Santa Elena Resources and Reserves are expected in Q1 2013 with subsequent reporting of the results of Pre-Feasibility Study for the Expansion Plan.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the life of the current open pit at the Santa Elena Mine. A three year expansion plan is well underway to double metals production at the Santa Elena Mine (open pit and underground) and exploration programs have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:                info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

A
A'
Surface
Santa Elena Long Section
w/Drill Hole Pierce Points
(Looking North, Jan. 2013)
Legend:
PEA 2011 Resource
Resource Expansion Areas
Pre-2012 Core Hole
Completed 2012/13 Core Hole
Proposed Core Hole
Bonanza Grade Hole
Completed U/G Works
Proposed U/G Works
100m
Open Pit
117
GT12-09
118
119
115
OPEN
SE U/G SOUTH
75
60
116
61
OPEN
El Cholugo and
El Cholugo Dos Zones
SilverCrest
Mines Inc.
Refer to Dec. 3, 2013 news release for plan view